Exhibit 3.1
NRG ENERGY, INC.
CERTIFICATE OF DESIGNATIONS
establishing the
Voting Powers, Designations, Preferences, Limitations,
Restrictions, and Relative Rights of
3.625% Convertible Perpetual Preferred Stock

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

     NRG ENERGY, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Issuer”), does hereby certify that (i) pursuant to authority conferred upon the Board of Directors of the Issuer by its Amended and Restated Certificate of Incorporation and pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors authorized the creation and issuance of the Issuer’s 3.625% Convertible Perpetual Preferred Stock (the “Preferred Stock”), and (ii) the following resolution fixing the designations, preferences and rights of such Preferred Stock, which was duly adopted by the Board of Directors, on August 5, 2005, remains in full force and effect. Certain capitalized terms used herein are defined in Article 10.
     NOW THEREFORE IT IS RESOLVED, that pursuant to Section 151 of the General Corporation Law of Delaware and the authority expressly granted to and vested in the Board of Directors of the Issuer by the provisions of the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) of the Issuer, the Board of Directors hereby creates a series of Preferred Stock, par value $0.01 per share, to consist initially of 250,000 shares, with the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions as set forth in this Certificate of Designations:
1. Designation and Number of Shares
     1.1 The series will be known as the 3.625% Convertible Perpetual Preferred Stock.
     1.2 The Preferred Stock will be a series consisting of 250,000 shares with a Liquidation Preference of $1,000 per share of the authorized but unissued preferred stock of the Issuer.
2. Dividends
     2.1 Payment of Dividends
          (a) Holders of Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the payment of dividends, cash dividends at the annual rate of 3.625% of the Liquidation Preference per share. Such dividends shall be payable to Holders of Preferred Stock in arrears in equal amounts quarterly on each Dividend Payment Date, beginning December 15, 2005, in preference to, and in priority over, dividends on any Junior Stock but subject to the rights of any Holders of Senior Stock or Parity Stock.
          (b) Dividends shall be cumulative from the initial date of issuance or the last Dividend Payment Date for which accumulated dividends were paid, whichever is later, whether or not funds of the Issuer are legally available for the payment of such dividends. Each such dividend shall be payable to the Holders of record of shares of the Preferred Stock on each Dividend Payment Date, as they appear on the Issuer’s stock register at the close of business on such Dividend Payment Date. Accumulated and unpaid dividends for any past Dividend Periods may be declared and paid at any time, without reference to any Dividend Payment Date.

          (c) Accumulated and unpaid dividends for any past Dividend Period (whether or not earned and declared) shall cumulate dividends at the annual rate of 8.0% and shall be payable in the manner set forth in this Section 2.1.
          (d) The amount of dividends payable for each full Dividend Period for the Preferred Stock shall be computed by dividing the annual dividend rate by four. The amount of dividends payable for the initial Dividend Period, or any other period shorter or longer than a full Dividend Period, on the Preferred Stock shall be computed on the basis of twelve 30-day months and a 360-day year. Dividends on the shares of Preferred Stock will be payable in cash. Holders of Preferred Stock shall not be entitled to any dividends in excess of cumulative dividends (which, for the avoidance of doubt, shall include dividends paid or accumulated at an increased rate pursuant to Section 8.2), as herein provided, on the Preferred Stock.
          (e) No dividend shall be declared or paid or set apart for payment or other distribution declared or made, whether in cash, obligations or shares of Capital Stock of the Issuer or other property, directly or indirectly, upon any shares of Junior Stock or Parity Stock, nor shall any shares of Junior Stock or Parity Stock be redeemed, repurchased or otherwise acquired for consideration by the Issuer through a sinking fund or otherwise, unless all accumulated and unpaid dividends through the most recent Dividend Payment Date (whether or not there are funds of the Issuer legally available for the payment of dividends) on the shares of Preferred Stock and any Parity Stock have been or contemporaneously are declared and paid in full or set apart for payment; provided, however, that, notwithstanding any provisions of this paragraph (e) to the contrary, the Issuer may redeem, repurchase or otherwise acquire for consideration Parity Stock pursuant to a purchase or exchange offer made on the same terms to all Holders of the Preferred Stock and Parity Stock. When dividends are not paid in full, as aforesaid, upon the shares of Preferred Stock, all dividends declared on the Preferred Stock and any other Parity Stock shall be declared and paid either (i) pro rata so that the amount of dividends so declared on the shares of Preferred Stock and each such other class or series of Parity Stock shall in all cases bear to each other the same ratio as accumulated dividends on the shares of Preferred Stock and such class or series of Parity Stock bear to each other or (ii) on another basis that is at least as favorable as clause (i) to the Holders of the Preferred Stock entitled to receive such dividends.
3. Ranking
     3.1 The Preferred Stock will, with respect to dividend distributions and distributions upon the liquidation, winding up or dissolution of the Issuer, rank:
          (a) senior to all classes of Common Stock and each other class of Capital Stock or series of preferred stock issued by the Issuer, the terms of which expressly provide that such class or series will rank junior to the Preferred Stock as to dividend distributions and distributions upon the liquidation, winding up or dissolution of the Issuer (collectively, with the Common Stock, referred to as the “Junior Stock”);
          (b) on a parity with any class of Capital Stock or series of preferred stock issued by the Issuer, the terms of which expressly provide that such class or series will rank on a parity with the Preferred Stock as to dividend distributions and distributions upon the liquidation, winding up or dissolution of the Issuer, and the Issuer’s outstanding Existing Preferred Stock (collectively referred to as “Parity Stock”);
          (c) junior to each class of Capital Stock (including warrants, rights, calls or options exercisable or convertible into warrants, rights or calls) or series of preferred stock issued by the Issuer, the terms of which expressly provide that such class or series will rank senior to the Preferred Stock as to dividend distributions and distributions upon liquidation, winding up or dissolution of the Issuer (collectively referred to as “Senior Stock”); and
          (d) junior to all the Issuer’s existing and future debt obligations and all of its Subsidiaries’ (i) existing and future liabilities and (ii) Capital Stock held by Persons other than the Issuer or its Subsidiaries.
     3.2 Except as otherwise provided herein, the Issuer is entitled to amend the Certificate of Incorporation to authorize one or more additional series of preferred stock, file certificates of designation, and issue without restriction from time to time, any series of Junior Stock, Parity Stock or Senior Stock.
4. Conversion
     4.1 Conversion Rights
     Each Holder of Preferred Stock shall have the right, at its option, at any time during the 90-day period beginning on August 11, 2015, to convert, subject to the terms and provisions of this Article 4, any or all of such Holder’s shares of Preferred Stock into cash and shares of Common Stock. A holder may convert fewer than all of its shares of Preferred Stock.
     Any Holder of Preferred Stock intending to convert its shares of Preferred Stock shall give the Issuer written notice of such intention at least 40 Scheduled Trading Days prior to the intended date of such conversion. The Issuer shall, within five Scheduled Trading Days of the receipt of such notice, confirm in writing to such Holder its determination whether or not to make a cash payment in lieu of delivering the Net Shares in connection with such conversion and whether or not to receive cash in lieu of shares of Common Stock, if any, from such Holder pursuant to Section 8.1 in connection with such conversion, which determination shall be irrevocable and binding on the Issuer.
     The Issuer shall have the right, at its option, at any time during the 90-day period beginning on August 11, 2015, to purchase any or all of any Holder’s shares of Preferred Stock; provided that the Issuer gives such Holder written notice of its decision to exercise such right at least 40 Scheduled Trading Days prior to the intended date of such purchase; and provided, further, that upon receipt of such written notice, such Holder shall be deemed to have elected to convert on the date specified in such written notice the shares of Preferred Stock with respect to which the Issuer is exercising such right, and such shares of Preferred Stock shall be converted in accordance with the terms and provisions of Section 4.2; and provided, further, that the Issuer confirms in such notice its determination whether or not to make a cash payment in lieu of delivering the Net Shares in connection with such conversion and whether or not to receive cash in lieu of shares of Common Stock, if any, from such Holder pursuant to Section 8.1 in connection with such conversion, which determination shall be irrevocable and binding on the Issuer.
     4.2 Conversion Procedures
     Conversion of shares of the Preferred Stock may be effected by any Holder thereof upon the surrender to the Issuer, at the principal office of the Issuer or at the office of the Transfer Agent as may be designated by the Board of Directors, of the certificate or certificates for such shares of Preferred Stock to be converted accompanied by a complete and manually signed Conversion Notice (as set forth in the form of Preferred Stock certificate attached hereto) along with appropriate endorsements and transfer documents as required by the Transfer Agent. In case such Conversion Notice shall specify a name or names other than that of such Holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance of shares of Common Stock in such name or names.
     Other than such taxes, the Issuer shall pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of the Preferred Stock pursuant hereto. The conversion of the Preferred Stock will be deemed to have been made on the date (the “Conversion Date”) such certificate or certificates have been surrendered and the receipt of such Conversion Notice and payment of all required transfer taxes, if any (or the demonstration to the satisfaction of the Issuer that such taxes have been paid). Promptly (but no later than three Exchange Business Days) following the Conversion Date, the Issuer shall, in the case of cash, pay or cause to be paid in immediately available funds, an amount equal to, or, in the case of shares of Common Stock, deliver or cause to be delivered, (i) the Cash Conversion Amount, accumulated and unpaid dividends pursuant to Section 4.3 and certificates representing a number of validly issued, fully paid and nonassessable full shares of Common Stock equal to the Net Share Amount (or cash in lieu of such shares as provided in Section 4.4), and (ii) if less than the full number of shares of the Preferred Stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by such surrendered certificate or certificates less the number of shares being converted. On the Conversion Date, the rights of the Holder of the Preferred Stock shall cease except for the right to receive cash and shares of Common Stock and the Person entitled to receive the shares of Common Stock shall be treated for all purposes as having become the Holder of such shares of Common Stock at such time.
     4.3 Dividend and Other Payments Upon Conversion
     If a Holder of shares of Preferred Stock exercises conversion rights, such shares will cease to accumulate dividends as of the end of the day immediately preceding the Conversion Date. Upon conversion of the Preferred Stock, the Holder shall be entitled to all accumulated and unpaid dividends in respect of those shares of Preferred Stock to the Conversion Date (including, for the avoidance of doubt, dividends accumulated and unpaid since the most recent Dividend Payment Date).
     4.4 Conversion Value of Preferred Stock Tendered

     Holders tendering the Preferred Stock for conversion shall be entitled to receive, for each share of Preferred Stock converted:
          (a) an amount in cash (the “Cash Conversion Amount”) equal to the Issue Price; and
          (b) a number of shares (the “Net Share Amount”) of Common Stock of the Issuer (the “Net Shares”) with a value determined by the Calculation Agent based on the Market Price equal to the product of (x) the greater of (i) the difference between the Market Price and the Conversion Price and (ii) zero and (y) the Number of Underlying Shares (the “Net Share Value”).
     If the Issuer had elected in the written notice delivered to the converting Holder of the shares of Preferred Stock subject to conversion in accordance with Section 4.1 to make a cash payment, then the Issuer shall, in lieu of delivering the Net Shares, pay to such Holder in cash an amount equal to the Net Share Value.
     Payment of the Cash Conversion Amount and all accumulated and unpaid dividends as provided in Section 4.3 and delivery of the Net Shares (or cash in an amount equal to the Net Share Value) shall be deemed to satisfy the Issuer’s obligation to pay the Liquidation Preference.
     Anything herein to the contrary notwithstanding, in no event shall the Issuer be required to deliver more than 8,000,000 shares of Common Stock, subject to adjustment as provided herein (such number, including such adjustments, the “Maximum Number of Shares”).
     4.5 Total Shares
     If more than one share of the Preferred Stock shall be surrendered for conversion by the same Holder at the same time, the amount of the Cash Conversion Amount and any accumulated and unpaid dividends and Net Share Amount (or the Net Share Value) shall be computed on the basis of the total number of shares of the Preferred Stock so surrendered.
     4.6 Reservation of Shares; Shares to be Fully Paid; Compliance with Governmental Requirements; Listing of Common Stock
          (a) The Issuer shall: (i) at all times reserve and keep available, free from preemptive rights and not reserved or kept available for issuance upon conversion or settlement of any other security or transaction, for issuance upon the conversion of shares of the Preferred Stock such number of its authorized but unissued shares of Common Stock, or shares of Common Stock held in treasury, as shall from time to time be sufficient if necessary to permit the conversion of all outstanding shares of the Preferred Stock into the Maximum Number of Shares; (ii) prior to the delivery of any securities that the Issuer shall be obligated to deliver upon conversion of the Preferred Stock, comply with all applicable federal and state laws and regulations that require action to be taken by the Issuer (including, without limitation, the registration or approval, if required, of any shares of Common Stock to be provided for the purpose of conversion of the Preferred Stock hereunder); and (iii) ensure that all shares of Common Stock delivered upon conversion of the Preferred Stock, upon delivery, be duly and validly issued and fully paid and nonassessable, free of all liens and charges, not subject to any preemptive rights, freely tradable and in unlegended form.
          (b) The Issuer agrees to use its commercially reasonable best efforts to secure as soon as practicable the approval of the Exchange for the listing of such number of its authorized but unissued shares of Common Stock, as shall be sufficient if necessary to permit the conversion of all outstanding shares of the Preferred Stock into the Maximum Number of Shares. Until such time as the Issuer shall have obtained such approval from the Exchange, all conversions of shares of the Preferred Stock shall be satisfied using shares of Common Stock of the Issuer held in treasury and, until such approval has been obtained from the Exchange, the Issuer shall reserve at all times a sufficient number of shares of Common Stock in treasury for such conversions. The Issuer shall have no further obligations under this paragraph after such approval has been obtained from the Exchange.
     4.7 Adjustments to Conversion Price Upon Potential Adjustment Events
          (a) Following the declaration by the Issuer of the terms of any Potential Adjustment Event, the Calculation Agent will determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of the Common Stock or an effect on the theoretical value of options on the Common Stock, and, if so, will (i) make the corresponding adjustment(s), if any, to the Conversion Price, as well as to any other variable relevant to the exercise, settlement, payment or other terms of the Preferred Stock as the Calculation Agent determines appropriate to account for the effect of such event on the Preferred Stock and (ii) determine the effective date(s) of the adjustment(s). Upon request of the Issuer, the Calculation Agent will provide documentation setting forth in reasonable detail the basis for such adjustments.
          (b) A “Potential Adjustment Event” means any of the following:
          (i) a subdivision, consolidation or reclassification of the Common Stock, or a free distribution or dividend of any Common Stock to existing holders by way of bonus, capitalization or similar issue;
          (ii) a distribution, issue or dividend to existing holders of the Common Stock of (A) such Common Stock, or (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Issuer equally or proportionately with such payments to holders of such Common Stock, or (C) share capital or other securities of another issuer acquired or owned (directly or indirectly) by the Issuer as a result of a spin-off or other similar transaction, or (D) any other type of securities, rights or warrants or other assets, in any case for payment (cash or other consideration) at less than the prevailing market price as determined by the Calculation Agent;
          (iii) a cash dividend or cash distribution;
          (iv) a call by the Issuer in respect of shares of Common Stock that are not fully paid;

          (v) a repurchase by the Issuer or any of its Subsidiaries of shares of Common Stock whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise (except for such repurchases effected under the ASB Agreement);
          (vi) in respect of the Issuer, an event that results in any shareholder rights being distributed or becoming separated from shares of Common Stock or other shares of the capital stock of the Issuer pursuant to a shareholder rights plan or arrangement directed against hostile takeovers that provides upon the occurrence of certain events for distribution of preferred stock, warrants, debt instruments or stock rights at a price below their market value, as determined by the Calculation Agent, provided that any adjustment effected as a result of such an event shall be readjusted upon any redemption of such rights; or
          (vii) any other event that may have a diluting or concentrative effect on the theoretical value of the shares of Common Stock or an effect on the theoretical value of options on the Common Stock.
     4.8 Consequences of Certain Events
          (a) With respect to the following events, the definition and procedures of the Equity Definitions shall apply, mutatis mutandis, as specified:
               (i) In the event of a Share-for-Share Merger Event, Alternative Obligation shall apply; provided, that notwithstanding the Equity Definitions, the Calculation Agent will determine in good faith if the relevant Merger Event affects the theoretical value of the Common Stock or the Preferred Stock and, if so, may in its reasonable discretion make the adjustments set forth in paragraph (A) under the definition of “Modified Calculation Agent Adjustment” in Section 12.2(e) of the Equity Definitions to the terms of the Preferred Stock to reflect the characteristics (including without limitation, the volatility, dividend practice and policy and liquidity) of the Common Stock.
               (ii) In the event of a Share-for-Other Merger Event, Cancellation and Payment shall apply.
               (iii) In the event of a Share-for-Combined Merger Event, Component Adjustment shall apply.
               (iv) In the event of a Share-for Share Tender Offer, Share-for-Other Tender Offer or Share-for-Combined Tender Offer, Modified Calculation Agent Adjustment shall apply.
               (v) In the event of a Nationalization, Insolvency or Delisting, Cancellation and Payment shall apply.
          (b) For purposes of applying the definitions and procedures specified in Section 4.8(a), capitalized terms used in Section 4.8(a) and not otherwise defined shall have the meanings specified in the Equity Definitions, and the following terms used in the Equity Definitions shall have the following meanings for such purposes:

Equity Definitions Term	Meaning for Purposes of this Section 4.8
Shares	shares of Common Stock
Transaction	the Preferred Stock
Final Valuation Date	August 11, 2015
          (c) If Cancellation and Payment shall apply, then, for purposes of applying the related definitions and procedures specified in Section 4.8(a), the Preferred Stock shall be deemed to be a Share Forward Transaction, the Holder shall be deemed to be the Determining Party, and Section 12.7(c) of the Equity Definitions shall be deemed to be replaced in its entirety with the following:
     “The Issuer shall pay to the Holder of each share of Preferred Stock, in satisfaction of the Issuer’s obligation to pay the Liquidation Preference, the Cancellation Amount, in cash, subject to compliance with Section 4.07 of the Notes Indenture and Section 6.05 of the Credit Agreement.”
          (d) The provisions of this Section 4.8 shall be in addition to, and not to the exclusion of, any other rights that a Holder may have under this Certificate of Designations or otherwise.
     4.9 Further Adjustment Provisions
          (a) There shall be no adjustment of the Conversion Price:
               (i) upon the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on Capital Stock of the Issuer and the investment of additional optional amounts in shares of Common Stock under any plan;
               (ii) upon the issuance of any shares of Common Stock or options or rights to purchase those shares pursuant to any present or future employee, director, officer or consultant benefit plan or program of or assumed by the Issuer or any Subsidiaries;
               (iii) upon the issuance of any shares of Common Stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in subsection (ii) and outstanding as of the date the Preferred Stock was first issued;
               (iv) for a change in the par value of the Common Stock;
               (v) for any repurchase by the Issuer or any of its Subsidiaries of shares of Common Stock at the then current market price of the Common Stock;

               (vi) for any Potential Adjustment Event that will have an aggregate effect on the Preferred Stock (when aggregated with the effect of any other Potential Adjustment Event in respect of which no adjustment of the Conversion Price was made pursuant to this clause) that does not exceed $250,000;
               (vii) for accumulated and unpaid dividends on the Preferred Stock or the Issuer’s Existing Preferred Stock; or
               (viii) for any event in which the Holders of Preferred Stock will otherwise participate in such event without conversion solely as a Holder of Preferred Stock.
          (b) To the extent that any shareholder rights plan is adopted by the Issuer, upon conversion of shares of Preferred Stock into shares of Common Stock, a Holder will receive, in addition to shares of Common Stock, the rights under such rights plan, unless the rights have separated from shares of Common Stock at the time of conversion, in which case the Conversion Price will be adjusted in accordance with Section 4.7.
          (c) The Issuer may, from time to time, decrease the Conversion Price if the Board of Directors has made a determination that this decrease would be in the best interests of the Issuer. Any such determination by the Board of Directors will be conclusive. In addition, the Issuer may decrease the Conversion Price if the Board of Directors deems it advisable to avoid or diminish any income tax to Holders of Common Stock resulting from any stock or rights distribution.
5. Fundamental Changes
     5.1 Repurchase Right
          (a) (i) If there shall occur a Fundamental Change, shares of Preferred Stock shall be purchased by the Issuer at the option of Holders thereof no later than five Business Days after delivery of the Fundamental Change Purchase Notice referred to in Section 5.3 (the “Fundamental Change Purchase Date”), subject to satisfaction by or on behalf of any Holder of the requirements set forth in Section 5.3. The purchase price shall be paid in cash at a price equal to 100% of the Liquidation Preference of the Preferred Stock to be purchased, together with accumulated and unpaid dividends to, but excluding, the Fundamental Change Purchase Date (collectively, the “Fundamental Change Purchase Price”).
          (b) Notwithstanding the foregoing, Holders of Preferred Stock shall not have the right to require the Issuer to repurchase shares of Preferred Stock upon a Fundamental Change (i) unless such purchase complies with Section 4.07 of the Indenture dated December 23, 2003, between the Issuer and Law Debenture Trust Company of New York governing the Issuer’s 8% Second Priority Secured Notes due 2013, as amended or supplemented (the “Notes Indenture”), and Section 6.05 of the Credit Agreement, dated December 23, 2003, by and among the Issuer, NRG Power Marketing Inc., the Lenders party thereto and Credit Suisse First Boston, as such Credit Agreement may be amended, restated, modified, refinanced, replaced or otherwise supplemented from time to time (the “Credit Agreement”) and (ii) unless and until the Board of

Directors has approved such Fundamental Change or elected to take a neutral position with respect to such Fundamental Change.
     5.2 Notice to Holders
          (a) Upon the occurrence of a Fundamental Change, the Issuer shall mail a written notice of the Fundamental Change to each Holder of Preferred Stock, issue a press release containing such notice and publish such notice on its website on the World Wide Web. The notice shall include the form of a Fundamental Change Purchase Notice to be completed by the Holder and shall state, among other things:
               (i) The date of such Fundamental Change and, briefly, the events causing such Fundamental Change;
               (ii) the Fundamental Change purchase price;
               (iii) the Fundamental Change Purchase Date;
               (iv) the name and address of the Transfer Agent;
               (v) the Conversion Price and any adjustments thereto;
               (vi) that the Preferred Stock as to which a Fundamental Change Purchase Notice has been given may be converted into Common Stock pursuant to this Certificate of Designations only to the extent that the Fundamental Change Purchase Notice has been withdrawn in accordance with the terms of this Certificate of Designations; and
               (vii) the procedures that a Holder of the Preferred Stock must follow to exercise rights under this Article 5.
     5.3 Conditions to Purchase
          (a) A Holder of shares of Preferred Stock may exercise its rights specified in Section 5.1 upon delivery of a written notice (which may be delivered by letter, overnight courier, hand delivery, facsimile transmission or in any other written form) of the exercise of such rights (a “Fundamental Change Purchase Notice”) to the Transfer Agent at any time within 90 days following the occurrence of a Fundamental Change. The Fundamental Change Purchase Notice shall state, among other things:
               (i) the Preferred Stock certificate numbers;
               (ii) the number of shares of Preferred Stock to be purchased; and
               (iii) that the Issuer shall purchase such Preferred Stock pursuant to the applicable provisions of the Preferred Stock and this Certificate of Designations.

          (b) The delivery of such share of Preferred Stock to be purchased (together with all necessary endorsements) to the Transfer Agent at the office of such Transfer Agent shall be a condition to the receipt by the Holder of the Fundamental Change purchase price.
          (c) Any purchase by the Issuer contemplated pursuant to the provisions of this Section 5.3 shall be consummated by the delivery of the consideration to be received by the Holder promptly following the later of the Fundamental Change Purchase Date and the time of delivery of such share of Preferred Stock to the Transfer Agent in accordance with this Section 5.3.
     5.4 Withdrawal of Fundamental Change Purchase Notice
          (a) Notwithstanding anything herein to the contrary, any Holder of Preferred Stock delivering to the Transfer Agent the Fundamental Change Purchase Notice shall have the right to withdraw such Fundamental Change Purchase Notice in whole or as to a portion thereof at any time prior to the close of business on the Business Day before the Fundamental Change Purchase Date by delivery of a written notice of withdrawal to the Transfer Agent in accordance with this Section 5.4. The Transfer Agent shall promptly notify the Issuer of the receipt by it of any Fundamental Change Purchase Notice or written withdrawal thereof. The written withdrawal shall specify, among other things:
               (i) the certificate numbers for the shares of Preferred Stock in respect of which such notice of withdrawal is being submitted;
               (ii) the number of shares of Preferred Stock with respect to which such notice of withdrawal is being submitted; and
               (iii) the number of shares of Preferred Stock, if any, that remain subject to the original Fundamental Change Purchase Notice and have been or will be delivered for purchase by the Issuer.
          (b) The Transfer Agent will promptly return to the respective Holders thereof any shares of Preferred Stock with respect to which a Fundamental Change Purchase Notice has been withdrawn in compliance with this Certificate of Designations, in which case, upon such return, the Fundamental Change Purchase Notice with respect thereto shall be deemed to have been withdrawn.
     5.5 Effect of Fundamental Change Purchase Notice
     Upon the receipt by the Transfer Agent of the Fundamental Change Purchase Notice, the Holder of the shares of Preferred Stock in respect of which such Fundamental Change Purchase Notice was given shall (unless such Fundamental Change Purchase Notice is withdrawn) thereafter be entitled to receive the Fundamental Change Purchase Price with respect to such shares of Preferred Stock, subject to Section 5.3. Such Fundamental Change Purchase Price shall be paid to such Holder promptly following the later of (a) the Fundamental Change Purchase Date with respect to such shares of Preferred Stock and (b) the time of delivery of such shares of Preferred Stock to the Transfer Agent by the Holder thereof in the manner required by this Article 5. Shares of Preferred Stock in respect of which a Fundamental Change Purchase

Notice has been given by the Holder thereof may not be converted into Common Stock on or after the date of the delivery of such Fundamental Change Purchase Notice unless such Fundamental Change Purchase Notice has first been validly withdrawn as specified in Section 5.4.
     5.6 Deposit of Purchase Price
     On the Business Day immediately following the Fundamental Change Purchase Date, the Issuer shall deposit with the Transfer Agent an amount of cash (in immediately available funds if deposited on such Business Day) sufficient to pay the aggregate Fundamental Change Purchase Price of all shares of Preferred Stock or portions thereof that are to be purchased as of the Fundamental Change Purchase Date. The manner in which the deposit required by this Section 5.6 is made by the Issuer shall be at the option of the Issuer; provided, however, that such deposit shall be made in a manner such that the Transfer Agent shall have immediately available funds on the date of deposit. If the Transfer Agent holds cash sufficient to pay the Fundamental Change Purchase Price of any share of Preferred Stock for which a Fundamental Change Purchase Notice has been tendered and not withdrawn in accordance with this Certificate of Designations on the Business Day following the Fundamental Change Purchase Date then, effective immediately after such Fundamental Change Purchase Date (regardless of whether or not delivery of such shares of Preferred Stock to the Transfer Agent by the Holder thereof in the manner required by this Article 5 is made), such shares of Preferred Stock will cease to be outstanding, dividends will cease to accumulate and all other rights of the Holder shall terminate (other than the right to receive the Fundamental Change Purchase Price as aforesaid).
     5.7 Preferred Stock Purchased in Part
     Upon surrender of the certificate or certificates representing shares of Preferred Stock that is or are purchased in part, the Issuer shall execute and the Transfer Agent shall authenticate and deliver to the Holder, a new certificate or certificates representing shares of the Preferred Stock in an amount equal to the unpurchased portion of the shares of Preferred Stock surrendered for partial purchase.
     5.8 Repayment to the Issuer
     The Transfer Agent shall return to the Issuer any cash that remains unclaimed for two years, subject to applicable unclaimed property law, together with interest, if any, thereon held by them for the payment of the Fundamental Change purchase price; provided, however, that to the extent that the aggregate amount of cash deposited by the Issuer pursuant to this Section 5.8 exceeds the aggregate purchase price of the Preferred Stock or portions thereof that the Issuer is obligated to purchase as of the Fundamental Change Purchase Date, then on the Business Day following the Fundamental Change Purchase Date, the Transfer Agent shall return any such excess to the Issuer. Thereafter, any Holder entitled to payment must look to the Issuer for payment as general creditors, unless an applicable abandoned property law designates another Person.

6. Liquidation Preference
     6.1 Upon any voluntary or involuntary liquidation, dissolution or winding up of the Issuer or reduction or decrease in the Capital Stock resulting in a distribution of assets to the Holders of any class or series of the Capital Stock, Holders of the Preferred Stock will be entitled to be paid, out of assets of the Issuer available for distribution, the Liquidation Preference per share plus an amount in cash equal to all accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding up (including an amount equal to a prorated dividend for the period from the last Dividend Payment Date to the date fixed for liquidation, dissolution or winding up), before any distribution is made on any Junior Stock, including, without limitation, the Common Stock but after any distribution is made on any of the Issuer’s indebtedness or Senior Stock.
     6.2 If, upon any voluntary liquidation, dissolution or winding up of the Issuer, the amounts payable with respect to the Liquidation Preference of the Preferred Stock and all other Parity Stock are not paid in full, the Holders of the Preferred Stock and the Parity Stock will share pro rata in proportion to the full distribution to which each is entitled.
     6.3 After payment of the full amount of the Liquidation Preference to which Holders of shares of the Preferred Stock are entitled (including all accumulated and unpaid dividends to which Holders of the shares of Preferred Stock are entitled), the Holders of shares of the Preferred Stock will have no right or claim to any of the remaining assets of the Issuer.
     6.4 Neither the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Issuer nor the consolidation, merger or amalgamation of the Issuer with or into one or more entities or the consolidation, merger or amalgamation of one or more entities with or into the Issuer will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Issuer, unless such sale, conveyance, exchange or transfer shall be in connection with a liquidation, dissolution or winding up of the business of the Issuer.
     6.5 Notwithstanding the foregoing, the Issuer is not required to set aside any funds to protect the Liquidation Preference of the shares of Preferred Stock.
7. Voting Rights
     7.1 The affirmative vote or consent of the Holders of at least 66 2/3% of the outstanding Preferred Stock (with one vote for each share of Preferred Stock held), voting separately as a class, will be required to issue, or increase the authorized number of, any class of Senior Stock, and amend, alter or repeal the Certificate of Incorporation or this Certificate of Designations, whether by merger, consolidation or otherwise, in a manner that would amend, alter or affect adversely the rights of Holders of Preferred Stock.
     7.2 Except as set forth in this Certificate of Designations, the creation, authorization or issuance of any shares of Junior Stock or Parity Stock or an increase or decrease in the amount of authorized Common Stock or Preferred Stock, shall not require the consent of the Holders of the Preferred Stock and shall not be deemed to affect adversely the rights, preferences, privileges or voting rights of Holders of shares of the Preferred Stock.

8. Share Payments and Stock Borrow
     8.1 Holder Share Payment
          (a) Upon conversion and payment of the Cash Conversion Amount and all accumulated and unpaid dividends and, if applicable, the Net Share Value, by the Issuer, (i) if the Market Price is less than $39.39 (the “Threshold Price”), the Holder will deliver to the Issuer a number of shares of the Issuer’s Common Stock equal in value (determined by the Calculation Agent based on the Market Price) to the product of (x) the Threshold Price minus the Market Price and (y) the Number of Underlying Shares, or, if so elected by the Issuer in accordance with Section 4.1, an equivalent amount in cash, and (ii) if the Market Price is equal to or greater than the Threshold Price, the Holder will not make any such share delivery or cash payment to the Issuer.
          (b) The Holder will make a payment in cash in lieu of delivering any fractional shares of Common Stock.
          (c) Any such delivery of shares or cash by the Holder shall be made as promptly as practicable after the Conversion Date, but in no event later than five Business Days thereafter.
     8.2 Stock Borrow Disruption
     During any period that a Holder of shares of Preferred Stock is unable, using commercially reasonable efforts, to borrow (or maintain a borrowing of) shares with respect to the Preferred Stock in an amount necessary to hedge its exposure under the Preferred Stock at a rate equal to or less than 5 times the Expected Borrow Cost (such period, the “Stock Borrow Disruption Period”), the dividend rate will increase as directed by the Calculation Agent in its sole discretion to account for any resulting increased hedging costs during such period; provided, that such increase in the dividend rate shall not cause the aggregate amount of dividends per share of Preferred Stock accumulated during any twelve-month period to increase by more than 1.125% of the Liquidation Preference as compared with the amount thereof that would otherwise have so accumulated. Promptly following the end of any Stock Borrow Disruption Period, as determined by the Calculation Agent, the dividend rate shall reset to 3.625%. The “Expected Borrow Cost” is 0.25% per annum.
9. Amendment, Supplement and Waiver
     9.1 Without the consent of any Holder of the Preferred Stock, subject to the requirements of the Delaware General Corporation Law, the Issuer may amend or supplement this Certificate of Designations to cure any ambiguity, defect or inconsistency, to provide for uncertificated Preferred Stock in addition to or in place of certificated Preferred Stock, to provide for the assumption of the Issuer’s obligations to Holders of the Preferred Stock in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of the Preferred Stock or that does not adversely affect the legal rights or duties under this Certificate of Designations of any such Holder.

10. Certain Definitions
     Set forth below are certain defined terms used in this Certificate of Designations.
     10.1 “Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.
     10.2 “ASB Agreement” means the Accelerated Share Buyback Agreement between the Issuer and Credit Suisse First Boston Capital LLC, dated August 11, 2005.
     10.3 “Board of Directors” means the Board of Directors of the Issuer.
     10.4 “Business Day” means any day other than a Legal Holiday.
     10.5 “Calculation Agent” means Credit Suisse First Boston LLC.
     10.6 “Cancellation Amount” is as defined in Section 12.8 of the Equity Definitions.
     10.7 “Capital Stock” means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock or partnership or membership interests, whether common or preferred.
     10.8 “Cash Conversion Amount” is as defined in Section 4.4.
     10.9 “Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of NRG Energy, Inc., as amended from time to time.
     10.10 “Change of Control” shall have the meaning ascribed to it in the Notes Indenture as in effect on the date hereof.
     10.11 “Closing Sale Price” means, on any date, the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date for the Common Stock as reported in composite transactions on the Exchange.
     10.12 “Common Stock” means the Issuer’s authorized $.01 par value Common Stock.
     10.13 “Conversion Date” is as defined in Section 4.2.
     10.14 “Conversion Notice” means written notice from the Holder to the Issuer set forth in the form Certificate attached hereto.
     10.15 “Conversion Price” means $59.085, subject to adjustment pursuant to this Certificate of Designations.
     10.16 “Covenant Limitations” is as defined in Section 12.6.
     10.17 “Credit Agreement” is as defined in Section 5.1(b).

     10.18 “CSFB” means Credit Suisse First Boston Capital LLC.
     10.19 “Delisting” is as defined in Section 12.6(a)(iii) of the Equity Definitions.
     10.20 “Disrupted Day” means any Scheduled Trading Day on which the Exchange or any Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred.
     10.21 “Dividend Payment Date” means March 15, June 15, September 15 and December 15 of each year, beginning on December 15, 2005, or if any such date is not a Business Day, on the next succeeding Business Day.
     10.22 “Dividend Period” means the period beginning on, and including, a Dividend Payment Date and ending on, and excluding, the immediately succeeding Dividend Payment Date.
     10.23 “Early Closure” means the closure on any Exchange Business Day of the Exchange or any Related Exchange(s) prior to its Scheduled Closing Time.
     10.24 “Equity Definitions” means the 2002 ISDA Equity Derivatives Definitions, as published by the International Swaps and Derivatives Association, Inc.
     10.25 “Exchange” means the New York Stock Exchange.
     10.26 “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     10.27 “Exchange Business Day” means any Scheduled Trading Day on which each Exchange and Related Exchange are open for trading during their respective regular trading sessions, notwithstanding any such Exchange or Related Exchange closing prior to its Scheduled Closing Time.
     10.28 “Exchange Disruption” means any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general (i) to effect transactions in, or obtain market values for, the Common Stock on the Exchange or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the Common Stock on any relevant Related Exchange.
     10.29 “Existing Preferred Stock” means the Issuer’s existing 4.0% Convertible Perpetual Preferred Stock.
     10.30 “Expected Borrow Cost” is as defined in Section 8.2.
     10.31 “Fundamental Change” means any of the following: (a) a Change of Control, (b) a Nationalization, (c) an Insolvency or (d) a Delisting.
     10.32 “Fundamental Change Purchase Date” is as defined in Section 5.1(a).
     10.33 “Fundamental Change Purchase Notice” is as defined in Section 5.3(a).

     10.34 “Fundamental Change Purchase Price” is as defined in Section 5.1(a).
     10.35 “Holder” means a Person in whose name shares of Capital Stock is registered.
     10.36 “Issuer” means NRG Energy, Inc., a Delaware corporation.
     10.37 “Insolvency” is as defined in Section 12.6(a)(ii) of the Equity Definitions.
     10.38 “Issue Price” means $1,000.
     10.39 “Junior Stock” is as defined in Section 3.1(a).
     10.40 “Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in the City of New York or at a place payment is to be received are authorized by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no dividends shall accumulate on such payment for the intervening period.
     10.41 “Liquidation Preference” means $1,000 per share of Preferred Stock.
     10.42 “Market Disruption Event” means the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, or (iii) an Early Closure.
     10.43 “Market Price” means the arithmetic mean of the Closing Sale Price of the Issuer’s Common Stock on each of the 20 consecutive Scheduled Trading Days starting on the date 30 scheduled Exchange Business Days immediately prior to the Conversion Date; provided, that if any such Scheduled Trading Day is a Disrupted Day, then the “Modified Postponement” procedures of Section 6.7(c) of the Equity Definitions that are applicable to a “Share Transaction” (as defined in the Equity Definitions) shall apply; provided, further, that if a Market Disruption Event occurs on any of those Scheduled Trading Days, notwithstanding anything to the contrary in the preceding proviso, the Calculation Agent may determine that such Scheduled Trading Day is a Disrupted Day only in part, in which case the Calculation Agent shall make adjustments to the number of shares of Common Stock for which such day shall be considered a Scheduled Trading Day for purposes of this calculation and shall designate the next Scheduled Trading Day that is not a Disrupted Day as the relevant day for calculations for the remaining shares of Common Stock, and shall determine any Market Price based on an appropriately weighted average instead of the arithmetic mean of the Closing Sale Prices. The determinations and adjustments of the Calculation Agent will be based on, among other factors, the duration of any Market Disruption Event and the volume, historical trading patterns and price of the shares of Common Stock.
     10.44 “Maximum Number of Shares” is as defined in Section 4.4.
     10.45 “Nationalization” is as defined in Section 12.6(a)(i) of the Equity Definitions.
     10.46 “Net Share Amount” is as defined in Section 4.4.

     10.47 “Net Shares” is as defined in Section 4.4.
     10.48 “Net Share Value” is as defined in Section 4.4.
     10.49 “New Preferred” is as defined in Section 12.6.
     10.50 “Notes Indenture” is as defined in Section 5.1(b).
     10.51 “Number of Underlying Shares” means 25.38715 shares of Common Stock.
     10.52 “Parity Stock” is as defined in Section 3.1(b).
     10.53 “Person” means any individual, corporation, partnership, joint venture, association, joint-stock issuer, interest, trust or unincorporated organization (including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business).
     10.54 “Potential Adjustment Event” is as defined in Section 4.7(b).
     10.55 “Preferred Stock” means the Preferred Stock authorized in this Certificate of Designations.
     10.56 “Related Exchange” means each successor to the Exchange or any substitute exchange or quotation system to which trading in futures or options contracts relating to the Common Stock has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the Common Stock on such temporary or substitute exchange or quotation system as on the original Related Exchange).
     10.57 “Scheduled Trading Day” means any day on which the Exchange is scheduled to be open for trading for its regular trading session.
     10.58 “Senior Stock” is as defined in Section 3.1(c).
     10.59 “Stock Borrow Disruption Period” is as defined in Section 8.2.
     10.60 “Subsidiary” means, with respect to any person, any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other Subsidiaries of such person or a combination thereof.
     10.61 “Threshold Price” is as defined in Section 8.1(a).
     10.62 “Trading Disruption” means any suspension of or limitation imposed on trading by the Exchange or Related Exchange or otherwise and whether by reason of movements in price exceeding limited permitted by the Exchange or Related Exchange or otherwise (i) relating to the

Common Stock on the Exchange or (ii) in futures or options contracts relating to the Common Stock on any relevant Related Exchange.
     10.63 The “Transfer Agent” shall be as established pursuant to Article 11 hereof.
11. Transfer Agent and Registrar; Transfer Restrictions
     The duly appointed Transfer Agent and registrar for the Preferred Stock shall be Wells Fargo Bank, N.A. The Issuer may, in its sole discretion, remove the Transfer Agent in accordance with the agreement between the Issuer and the Transfer Agent; provided that the Issuer shall appoint a successor transfer agent who shall accept such appointment prior to the effectiveness of such removal. For the avoidance of doubt, each of CSFB and any Holder may transfer shares of the Preferred Stock or assign its rights and duties under this Certificate of Designations (i) to its affiliates and (ii) with the consent of the Issuer (which shall not be unreasonably withheld), to unaffiliated third parties. The Transfer Agent and registrar will duly record the transfer of any shares of Preferred Stock.
12. Other Provisions
     12.1 With respect to any notice to a Holder of shares of the Preferred Stock required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any distribution, rights, warrant, reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up, or the vote upon any such action. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.
     12.2 Shares of Preferred Stock issued and reacquired will be retired and canceled promptly after reacquisition thereof and, upon compliance with the applicable requirements of Delaware law, have the status of authorized but unissued shares of preferred stock of the Issuer undesignated as to series and may with any and all other authorized but unissued shares of preferred stock of the Issuer be designated or redesignated and issued or reissued, as the case may be, as part of any series of preferred stock of the Issuer except that any issuance or reissuance of shares of Preferred Stock must be in compliance with this Certificate of Designations.
     12.3 No fractional shares of Common Stock or securities representing fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. Any fractional interest in a share of Common Stock resulting from the conversion of the aggregate amount of a Holder’s Preferred Stock converted will be paid in cash based on the Closing Sale Price of the Common Stock on the Conversion Date or such later time as the Issuer is legally and contractually able to pay for such fractional shares.
     12.4 The shares of Preferred Stock shall be issuable in whole shares.
     12.5 All notices periods referred to herein shall commence on the date of the mailing of the applicable notice.

     12.6 Exchange Rights Upon Certain Events
     In the event that the Issuer is required at any time pursuant to this Certificate of Designations to pay or deliver a cash amount to a Holder in respect of the repurchase of, or in satisfaction of the Issuer’s obligation to pay the Liquidation Preference of, Preferred Stock (including, without limitation, upon conversion, upon Cancellation and Payment pursuant to Section 4.8 or upon exercise of a Holder’s rights pursuant to Section 5.1), or the Issuer would be so required but for the operation of the phrase beginning “subject to” in Section 4.8(c) or but for the operation of Section 5.1(b) (such phrase and Section, the “Covenant Limitations”), and the Issuer does not so pay or deliver such cash amount at such time as a result of the Covenant Limitations, requirements of applicable law, or otherwise, then, in addition to an without prejudice to any rights that a Holder may have under law, contract or otherwise, upon request of such Holder, the Issuer shall issue new shares of preferred stock (the “New Preferred”) in exchange for such Holder’s right to receive such cash amount, with a dividend rate and such other terms as may be determined by the Calculation Agent as necessary or advisable to facilitate the sale of the New Preferred so as to provide an aggregate amount of net proceeds to such Holder upon a sale of the New Preferred concurrent with the issue thereof equal to such cash amount, together with accumulated and unpaid dividends to, but excluding, the date upon which such New Preferred is issued and sold.
     12.7 Calculation Agent
     Whenever the Calculation Agent is required to act or to exercise judgment in any way pursuant to this Certificate of Designations, it will do so in good faith and in a commercially reasonable manner.

     IN WITNESS WHEREOF, NRG Energy, Inc. caused this Certificate to be signed this 11th day of August 2005.

NRG ENERGY, INC.
By:	/s/ DAVID CRANE
	Name:	David Crane
	Title:	President and Chief Executive Officer